UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number 0-29614

TRIANT TECHNOLOGIES INC

(Exact name of Registrant as specified in it’s charter)

20 TOWNSITE ROAD, 2ND FLOOR
NANAIMO, BRITISH COLUMBIA
CANADA V9S 5T7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F	[X]	Form 40-F	[ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

____________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIANT TECHNOLOGIES INC.

/s/ Mark Stephens
Date:	April 30, 2003	By: (signed) MARK A. STEPHENS
Chief Financial Officer and Corporate Secretary

C O R P O R A T E     P R O F I L E

Triant Technologies Inc. is a leader in equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Our industry focus is the semiconductor industry where we provide innovative APC (Advanced Process Control) software solutions that enable our customers to improve their productivity and lower their manufacturing costs. In addition to our work in the semiconductor industry, we are pursuing significant opportunities for our technology in other industries and vertical markets.

To address the large market opportunity in the semiconductor industry, we have developed ModelWare®, a complete equipment health monitoring and advanced fault detection software solution. Leading companies, including AMD, Motorola and Samsung, are using ModelWare/RT to improve their competitive advantage in manufacturing silicon chips.

Our core technology is UPMTM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process turning raw data into useful information. UPM, the heart of ModelWare, is key to our strategy of developing new products and services around our core technology for the semiconductor market, as well as other vertical markets.

Contents

2	Corporate Profile

3	Highlights

3	Letter to Shareholders

6	Management’s Discussion and Analysis

12	Consolidated Financial Statements

31	Corporate Directory

31	Other Information

H I G H L I G H T S

Achievements in 2002

  Revenue growth of 54% to $6.5 million and within guidance range, despite the severe challenges the semiconductor industry has been facing – entered 2003 with deferred revenue and backlog totaling $1.2 million.

  Received significant follow-on orders from major semiconductor manufacturer for multiple fab-wide licenses of ModelWare, Triant’s equipment health monitoring and advanced fault detection software solution for the semiconductor industry. This represented a shift from selling tool-side software to fab-wide software.

  Reached cumulative deployment of ModelWare on more than 3000 pieces of equipment in major semiconductor manufacturers around the world making Triant the leading supplier of fault detection software. This included the additional deployment of ModelWare on more than 2000 pieces of equipment during 2002.

Expanded global presence with on-site channel management and customer support staff in key markets of Korea, Japan and Ireland.
  Achieved significant benefits from the decision during 2002 to transition away from using outsourced software development to building an in-house, world-class research and development team based in Vancouver, Canada.

  Continued to invest in the development of next generation products. This included product features such as enterprise-wide scalability, standards-based interfaces, high-value applications and low on-going administration requirements.

Financial strength through cash and short-term investments of $12.4 million and no long-term debt.
Well-positioned to take advantage of growing demand for advanced process control products.

  L E T T E R     T O     S H A R E H O L D E R S

  We are very pleased with our 2002 revenue performance and with the continued development of the Company’s capabilities, during a very challenging economic period for the semiconductor industry. Our sales revenue of $6.5 million was within our guidance of between $6 million and $7 million and our year-end deferred revenue and backlog totaled $1.2 million.

  Although the semiconductor markets suffered through a continued severe downturn in 2002 and many suppliers to the industry experienced additional reductions in revenue, Triant successfully met or exceeded its key operating objectives and positioned itself for continued growth in 2003 and beyond. These objectives included increasing our semiconductor revenue by 81%, selling additional licenses to our existing customers and expanding the customer base, and enhancing our products and services. Triant’s focus remained on building a highly successful business in the semiconductor industry while simultaneously nurturing the new Psychometrics Division, focused on personality profiling.

  As anticipated, the net loss narrowed for the year as the Company is still in an investment phase, whereby its operations are cash flow negative. After continuing to invest in research and development, capital equipment, intellectual

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  L E T T E R    T O    S H A R E H O L D E R S

  capital and sales and marketing, we still remained financially strong with cash, cash equivalents and short-term investments of approximately $12.4 million at year-end. The net loss for the year was $4,331,237, or $0.10 loss per share, compared to a net loss of $4,463,238, or $0.11 loss per share, for 2001.

  The Company transitioned away from using outsourced software development to building an in-house, world-class research and development team. This team is now fully operational and is key to the on-going development of our next generation software products. In addition, we have continued to increase our knowledge of the complex world of semiconductor manufacturing, which provides us with a significant competitive advantage. We have also refined our sales strategy through changes in both our distribution model and OEM (Original Equipment Manufacturer) relationships. In 2002, Applied Materials elected to continue its appointment as a VAR (Value-Added Reseller) for the Company on a non-exclusive basis. With this change, Triant can now broaden its market potential by selling directly to other OEMs on a non-exclusive basis.

  Management operations were improved by implementing a state-of-the-art financial information system and adopting two industry-standard methodologies, aimed at improving our processes in sales management and product management.

  Strong revenue growth in Fiscal 2002

  Our revenue for 2002 increased by 54 percent, compared to 2001, to more than $6.5 million and we entered 2003 with deferred revenue and backlog totaling $1.2 million. In 2002, sales of ModelWare, Triant’s APC (Advanced Process Control) software solution, increased 81 percent compared to 2001.

  The semiconductor industry’s appetite for APC software is increasing and is being driven by the need for chip manufacturers to continue to improve fab productivity and reduce manufacturing costs as well as the demand for semiconductor chips that are smaller in size, consume less power and can operate at higher frequencies.

  Triant’s 2002 semiconductor revenue was derived from installations in 200mm wafer fabrication facilities (fabs). Looking ahead, the use of APC will likely become a standard manufacturing practice in the new 300mm fabs.

  Our Goal

  Triant’s mission is to be a world-class supplier of sophisticated software and hardware solutions to the semiconductor industry. Triant’s goal is to be the undisputed market leader in advanced fault detection and sophisticated data analysis on a fab-wide scale. We plan to achieve this goal through a business model centered on our core technology and intellectual property, using a combination of product sales, OEM licensing and professional services.

  The Company plans to dedicate nearly all of its resources in 2003 to growing the semiconductor business.

  Building on Our Technology – UPM

  Triant’s core technology is UPM (Universal Process Modeling), a unique and proprietary multivariate modeling and analysis algorithm developed by Triant for equipment health monitoring and advanced fault detection. UPM is at the heart of ModelWare, Triant’s APC software solution for the semiconductor industry.

  As its name suggests, UPM is universal in the sense that it is capable of modeling any correlated data set and predicting an outcome by referring to a reference library of example data. UPM is key to our strategy of developing additional products and services around our core technology.

  Our Growth Strategy

  Triant is currently well positioned to experience growth within the semiconductor industry. The Company’s growth is closely tied to the growing adoption of APC technology in the fabs, which will be driven by the needs for increased automation, initially in 200mm fabs but then more importantly in 300mm fabs, to facilitate an increase in fab productivity and a decrease in manufacturing costs.

  In order to achieve long-term growth in the semiconductor industry, Triant will develop a family of software and hardware products that it will sell into its existing base of satisfied customers; this will minimize the cost of sales and maximize the revenue potential from our extensive knowledge of the semiconductor industry. It will leverage its current global distribution network and form additional strategic alliances and partnerships with leading companies. These relationships will be, for example, in the form of product distribution agreements, OEM licensing and VAR (Value-Added Reseller) agreements, and third-party product development and marketing agreements.

  Target Market – Semiconductor Industry

  The economics driving the growth of the semiconductor industry are the demands of consumers for electronic devices of every sort at lower and lower retail price points. Wafer (chip) fabrication plants, known as “fabs,” are facilities, which typically require an investment of U.S.$2 billion or more. Accordingly, semiconductor manufacturers are seeking increased equipment productivity and reduced costs in the chip manufacturing process.

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  L E T T E R    T O    S H A R E H O L D E R S

  We believe there is significant potential for ModelWare in the semiconductor industry in both 200mm and 300mm fabs as the industry continues to look for ways to lower manufacturing costs and improve fab productivity.

  According to the Semiconductor Industry Association (SIA), the average productivity of equipment in a typical fab is only 58 percent. The SIA’s goal for the industry is to increase equipment productivity to 70 percent by 2007 and to 75 percent by 2016. We believe that ModelWare, which has been specifically designed to increase equipment productivity, will play a key role in helping the semiconductor industry to achieve their equipment productivity goals.

  Our customers include AMD, Cypress, Honeywell, LSI Logic, Matsushita, Motorola, Philips, Samsung, Seagate and other global semiconductor manufacturers. We also have a non-exclusive VAR agreement with Applied Materials, the world’s largest supplier of semiconductor equipment and services, who continues as a strategic investor in Triant.

  In order to access this key market, Triant has established a global network of distribution partners to support the sales, installation and support of our products in addition to the company’s direct distribution strategy in the USA and Europe. In Japan we use Innotech Corporation - the largest semiconductor distributor in Japan. In the Asia-Pacific region, we use Master Solutions Inc. for Korea, Lim Chemical for Taiwan, and Ellipsiz Pte Ltd for Singapore and Malaysia.

  With ModelWare, our customers in the semiconductor industry can improve the productivity of their equipment used to manufacture chips. We believe Triant is in an excellent position to capitalize on this emerging opportunity given the industry’s need to improve equipment productivity, our field-proven solution, our blue-chip customers and global distribution relationships, and our financial strength.

  Triant continues to see significant business challenges due to the slowdown that occurred in 2001 and 2002, but believes that the combined effect of increased demand for APC software solution such as ModelWare and a long-awaited turnaround in the semiconductor industry in the last half of 2003 should boost the demand for its products.

  Outlook

  Our outlook for 2003 is positive. The demand for APC products is increasing and Triant continues to have a solid market opportunity. We believe that 2003 is going to be another year of building on our considerable installed base with our key customers. We have a number of key customers in the world that are the leaders in chip making. With more than 3,000 licenses installed, we now have a significant base to demonstrate the potential productivity increases and the return on investment. This data will be instrumental in follow on orders as well as proving our case to new customers.

  We will continue to build our semiconductor business and use our financial strength to accelerate the development of new and improved products. We have hired key semiconductor industry specialists who continue to enhance our modeling consulting capabilities through our Professional Services Group; this should be a major area for revenue growth in the coming years.

  In Closing

  We achieved significant revenue growth in 2002, despite very challenging market conditions and have positioned the company for continued growth in 2003. We also narrowed our losses in 2002 compared to 2001 and reduced our R&D ‘burn-rate’ entering into 2003 by transitioning during 2002 away from outsourcing to in-house development. This reduced ‘burn-rate’ provides a break-even point once the company reaches approximately $10 million in revenue. As all our sales are conducted in U.S. dollars and our expenses are primarily in Canadian dollars, it should be noted that a strengthening Canadian dollar has the effect of making it more challenging to reach this break-even point.

  We wish to thank our distribution partners and customers for all their hard work in making this an exciting year for Triant. We also wish to thank all our employees for their extraordinary efforts during this past year. Without our skilled and dedicated team of employees none of our achievements would have been possible.

  With continued support from our customers, shareholders, employees, business partners, and our Board of Directors, we remain committed to building Triant into a highly successful and profitable company.

  Robert Heath
  Chairman
  and Chief Executive Officer

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  M A N A G E M E N T ’ S     D I S C U S S I O N     A N D     A N A L Y S I S

  The following discussion should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements included elsewhere herein. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which in the case of these financial statements, conform in all material respects with those in the United States (U.S. GAAP), except as disclosed in Note 11 to the Consolidated Financial Statements and discussed herein. All figures herein are expressed in Canadian dollars unless otherwise noted.

  A. Operating Results

  General

  The nature of operations is outlined within Note 1 to the Consolidated Financial Statements of the Company. The Company develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. The revenue of the Company is derived principally from the sale of software licenses, products and services, including software updates and maintenance services provided pursuant to annual service agreements. The Company currently derives revenue primarily from a limited number of customers in the semiconductor industry. As these customers are geographically dispersed and the Company closely monitors credit granted to each customer, credit risks are considered to be minimal. The Company identifies Canada as the primary economic environment in which it operates and uses the Canadian dollar as its functional currency. A substantial amount of the revenue of the Company and receivables are denominated in U.S. dollars. The Company translates revenue and the related receivable at the prevailing exchange rate at the time of the sale. Funds denominated in U.S. dollars are translated into Canadian dollars at the rate in effect on the balance sheet date. Translation gains and losses resulting from variations in exchange rates, upon translation into Canadian dollars, are included in results of operations.

  The principal product of the Company, ModelWare, is priced and sold only in U.S. dollars due to the adoption of a common software industry practice of billing worldwide customers in U.S. dollars. This policy of invoicing in U.S. dollars introduces a price risk from exposure to fluctuations in foreign exchange rates. Any increase in the relative value of the U.S. dollar to the Canadian dollar results in increased revenue and net earnings to the Company as the majority of the expenses of the Company are denominated in Canadian dollars. A decrease in the relative value of the U.S. dollar to the Canadian dollar would decrease sales revenue and would impact the net earnings of the Company. For example, if the relative value of the U.S. dollar to the Canadian dollar had increased (decreased) by an additional 1.0% for the year ended December 31, 2002, then revenue would have increased (decreased) by approximately 1.0% or $65,400, costs and expenses would have increased (decreased) by approximately 0.3% or $36,500 and loss from operations and net loss would have decreased (increased) by $28,900. The Company does not hedge foreign currency transactions nor funds denominated in U.S. dollars.

  The operations of the Company are sensitive to fluctuations in revenue as the base of expenses is relatively fixed over the short-term. The Company has developed and continually seeks to refine its management practices to allow initiation of timely corrective actions if operating results fail to reach pre-determined objectives.

  Critical Accounting Policies and Significant Estimates

  The significant accounting policies are outlined within Note 2 to the Consolidated Financial Statements of the Company. Some of those accounting policies require the Company to make estimates and assumptions that affect the amounts reported by the Company. The following items require the most significant judgment and may involve complex estimation:

  Use of estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and for the periods presented. Estimates are used for, but not limited to, accounting for doubtful accounts, determination of the net recoverable value of assets, amortization, income taxes, and contingencies. Actual results may differ from those estimates.

  Research and development costs

  Research costs are expensed when incurred. Under Canadian GAAP, development costs are capitalized to the extent that recovery of these costs is assured, and are amortized over the life of the related product. No development costs have been capitalized as at December 31, 2002 and 2001. The assessment of the extent to which development costs should be expensed or capitalized may have a material effect on the financial condition and results of operations of the Company.

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  Revenue recognition

  Revenues from software license agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable, and vendor-specific objective evidence exists to allocate the total fee to elements of the arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by authorized management, if it is probable that the price, once established, will not change before market introduction. Elements included in multiple element arrangements could consist of software products, upgrades, enhancements, or customer support services. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period. The Company’s agreements with its customers and resellers do not contain product return rights.

  Service revenues are primarily related to training performed on a time-and-materials basis under separate service arrangements related to the use of the Company’s software products. Revenues from services are recognized as services are performed.

  Certain consulting contracts (product revenue) include the delivery and integration of third party hardware. For these contracts, revenue is recognized on a percentage of completion basis, representing costs and effort incurred relative to total estimated cost and effort. The provision for estimated losses on contracts is recorded when identifiable.

  If a transaction includes both license and service elements, license fee revenues are recognized on shipment of the software, provided services do not include significant customization or modification of the base product, and the payment terms for licenses are not subject to acceptance criteria. In cases where license fee payments are contingent on acceptance of services, the Company defers recognition of revenues from both the license and the service elements until the acceptance criteria are met. Deferred revenue on sales to distributors is recorded net of direct commissions paid.

  Revenue related to maintenance agreements for supporting and maintaining the Company’s products is recognized rateably over the term of the agreement, generally one year. Where the Company enters into arrangements for the sale of software licenses and maintenance, the Company accounts for such transactions as multiple element arrangements and allocates the consideration received to each element, based on vendor specific objective evidence of the price charged for elements separately. As a result, revenues recognized from maintenance and license agreements may vary depending on the allocation determined by the Company.

  The revenue recognition policies and related estimates, such as the determination of the percentage stage of completion and percentage imputed for the initial maintenance period, may have a material effect on the financial condition and results of operations of the Company.

  Warranty

  A provision for potential warranty claims is provided for at the time that the sale is recognized, based on warranty terms, and prior experience. While these estimates are determined based on product history, actual claims may have a material adverse effect on the financial condition and results of operations of the Company.

  Stock-based compensation

  The Company has adopted the recommendations of the CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based awards made in exchange for goods and services. The Company has adopted the disclosure only approach for stock-based awards to employees and directors rather than the fair value method. As a result, there is no compensatory charge for these items, which would otherwise adversely affect the financial condition and results of operations of the Company.

  In accordance with the provisions of SFAS No. 123, Accounting for Stock-based Compensation, the Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations in accounting for its stock-based awards to employees, and accordingly does not generally recognize compensation expense. The Company has adopted the disclosure only provisions of SFAS No. 123. Compensation costs related to stock-based awards to non-employees are recognized under U.S. GAAP as an expense in the period incurred.

  Operating Results

  Revenue for the year ended December 31, 2002 was $6,547,077 compared to $4,240,355 in 2001 and $2,027,262 in 2000. Despite the constraints of its customers and the continuing challenges of the semiconductor markets for most suppliers, the

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  Company has been able to make progress for its products and services. The 54% increase in revenue in 2002 compared to 2001 was a result of opening up new accounts and further deployments of ModelWare in existing accounts, including one customer ordering multiple fab-wide licenses. The 109% increase in revenue in 2001 compared to 2000 was attributable to wider deployment of ModelWare within existing customers and new deployments with new customers. During 2002, the Company continued to pursue ModelWare licensing opportunities, through its distribution channels and directly, with various semiconductor manufacturers for use on a number of different types of wafer processing equipment. As a result of these efforts in Asia, Europe and the United States, the Company received $6.4 million in new orders and entered 2003 with a deferred revenue and backlog of $1.2 million.

  Cost of revenue for the year ended December 31, 2002 was $1,975,695 compared to $1,519,254 in 2001 and $726,496 in 2000. Gross margin and gross margin percentage for the year ended December 31, 2002 were $4,571,382 and 70%, respectively, compared to $2,721,101 and 64%, respectively, in 2001 and $1,300,766 and 64%, respectively, in 2000. The increase in gross margin percentage for 2002 compared to 2001 was attributable to the combined effect of changes in the distribution channel mix (including higher margin revenue for ModelWare from the OEM channel increasing to 19% of revenue for 2002 compared to 13% for 2001) and the product mix (including lower margin revenue from hardware-based legacy products for the rail industry decreasing to Nil% of revenue for 2002 compared to 14% for 2001). The no change in gross margin percentage for 2001 compared to 2000 was attributable to the offsetting effect of changes in the distribution channel mix (including higher margin revenue for ModelWare from the OEM channel decreasing to 13% of revenue for 2001 compared to 29% for 2000) and the product mix (including lower margin revenue from hardware-based legacy products for the rail industry decreasing to 14% of revenue for 2001 compared to 30% for 2000).

  Operating expenses for the year ended December 31, 2002 were $9,233,728 compared to $8,172,016 in 2001 and $3,894,493 in 2000. The 13% increase in expenses in 2002 compared to 2001 was attributable to increased research and development expenses and selling, general and administrative expenses to support current and anticipated growth in business opportunities in the semiconductor and other industries. This was due to increased outsourcing of development of approximately $0.4 million and approximately $0.6 million for personnel related costs. The 110% increase in expenses in 2001 compared to 2000 was also attributable to increased outsourcing of development of approximately $1.8 million and approximately $2.5 million for personnel related costs.

  Research and development expenses for the year ended December 31, 2002 were $5,785,109 compared to $4,876,154 in 2001 and $1,646,542 in 2000. The 19% increase in research and development expenses in 2002 compared to 2001 was attributable to increased outsourcing of certain contract software development services and increased technical staff based in the Company’s new office opened during 2002 in Vancouver, Canada. Development work in 2002 focused primarily on increasing the ease-of-use and maintainability of ModelWare for deployment in a fab-wide environment. This included new web-based data visualization of real-time and archived data; increased performance of real-time applications; enhanced data import; and enhanced multivariate modeling. The 196% increase in research and development expenses in 2001 compared to 2000 was attributable to significant outsourcing of certain contract software development services and increased technical staff focused on further technology improvements and applications development for ModelWare, further development of an OEM version of ModelWare, and further research and development initiatives for other industries. Research and development expenses represented the largest expense category for the Company in 2002 and in 2001 and the second largest expense category in 2000 as the Company continued to invest in core product development activities necessary for developing, enhancing, maintaining, and supporting the capabilities of its products and technical operations. With continuing technological change and competitive pressures characterizing the markets for the Company’s products and services, the Company expensed costs relating to research and development, as recovery of such costs from future revenue was not assured.

  Selling, general and administrative expenses for the year ended December 31, 2002 were $3,448,619 compared to $3,295,862 in 2001 and $2,247,951 in 2000. The 5% increase in selling, general and administrative expenses in 2002 compared to 2001 included the impact of costs associated with the new office in Vancouver, Canada as a base for its marketing, sales and customer support activities and placing channel management and customer support staff on-site in Japan and Korea. This increased global presence in these key markets is serving as a base for developing the significant opportunities for production-critical, fab-wide solutions for leading semiconductor manufacturers in Asia. The 47% increase in selling, general and administrative expenses in 2001 compared to 2000 was attributable to the increased investment in market development

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  activities to deepen the penetration of ModelWare in the semiconductor industry and to develop the opportunities for the Company’s core technology in other industries, as well as costs related to the Toronto Stock Exchange listing of the Company on December 21, 2001. Selling, general and administrative expenses represented the second largest expense category in 2002 and 2001 and the largest expense category for the Company in 2000 as the Company continued to invest in core sales and market development activities necessary to further strengthen key account relationships and to achieve its goal of providing customers with “best-of-breed” solutions for equipment health monitoring, advanced fault detection and sophisticated data analysis technology.

  Loss from operations for the year ended December 31, 2002 was $4,662,346 compared to $5,450,915 in 2001 and $2,593,727 in 2000. The 14% decrease in loss from operations in 2002 compared to 2001 was a result of increased revenue, while the Company continued to aggressively invest in research and development in order to maintain its product and service leadership and to position itself for future growth. The 110% increase in loss from operations in 2001 compared to 2000 reflected a combination of increased revenue with a greater increase in research and development and selling, general and administrative expenses.

  Net loss for the year ended December 31, 2002 was $4,331,237 compared to $4,463,238 in 2001 and $1,995,938 in 2000. The 3% decrease in net loss in 2002 compared to 2001 reflected a combination of decreased loss from operations with a lesser decrease in interest and other income of $331,109 in 2002 (which also included foreign exchange gains of $15,142), compared to $987,677 in 2001 (which also included foreign exchange losses of $202,762). This decrease in interest and other income resulted from lower interest rates and lower principal amounts during 2002 compared to 2001, as well as the effect of the foreign exchange gains in 2002 and the foreign exchange losses in 2001. The 124% increase in net loss in 2001 compared to 2000 reflected a combination of increased loss from operations with a lesser increase in interest and other income of $987,677 in 2001 (which also included foreign exchange losses of $202,762), compared to $632,207 in 2000 (which also included foreign exchange losses of $2,423). This increase in interest and other income resulted from higher average principal amounts in 2002 compared to 2001, as well as the effect of the foreign exchange gains in 2002 and the foreign exchange losses in 2001.

  Loss per share for the year ended December 31, 2002 was $0.10 compared to $0.11 in 2001 and $0.06 in 2000. The 9% decrease in loss per share in 2002 compared to 2001 resulted from a combination of decreased net loss and decreased weighted average number of shares outstanding. The 83% increase in loss per share in 2001 compared to 2000 resulted from a combination of increased net loss and increased weighted average number of shares outstanding.

  The Company estimates its break-even revenue point for 2003 at around $10 million, which is based on the Company’s estimates of a 76% average gross margin, $4.2 million for research and development expenses, and $3.6 million for selling, general and administrative expenses. As substantially all of the Company’s sales are conducted in U.S. dollars and its expenses are primarily in Canadian dollars, it should be noted that a strengthening Canadian dollar has the effect of making it more challanging to reach this break-even point.

  In order to conform Canadian GAAP to U.S. GAAP, net loss would be decreased by $Nil, $Nil, and $17,560 for each of the years ended December 31, 2002, 2001 and 2000, respectively, for accretion of interest on convertible debentures which is not recorded under U.S. GAAP; and would be increased by $6,475, $21,062, and $17,991 for each of the years ended December 31, 2002, 2001 and 2000, respectively, for consulting expense as compensation costs related to stock-based awards to non-employees are recognized under U.S. GAAP as an expense in the period incurred. As a result of these adjustments, loss from operations under U.S. GAAP would have been $4,668,821, $5,471,977 and $2,611,718 for each of the years ended December 31, 2002, 2001 and 2000, respectively, and net loss under U.S. GAAP would have been $4,337,712, $4,484,300 and $1,996,369 for each of the years ended December 31, 2002, 2001 and 2000, respectively, and basic and diluted loss per share under U.S. GAAP would have been $0.10, $0.11 and $0.06 for each of the years ended December 31, 2002, 2001 and 2000, respectively.

  Recent U.S. GAAP Accounting Pronouncements include the following:

  In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). FIN 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee and elaborates on existing disclosure requirements related to guarantees and warranties. The initial recognition requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002. The Company does not expect that the adoption of FIN 45 will have a significant impact on its consolidated financial position or results of operations.

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  M A N A G E M E N T ’ S     D I S C U S S I O N     A N D     A N A L Y S I S

  In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation. It also amends the disclosure provisions of that statement. The disclosure provisions of this statement are effective for financial statements issued for fiscal periods beginning after December 15, 2002. The Company does not expect that the adoption of this statement will have a significant impact on its consolidated financial position or results of operations.

  B. Liquidity and Capital Resources

  At December 31, 2002, cash, cash equivalents and short-term investments were $12,442,039 compared to $16,897,195 at December 31, 2001; working capital was $11,017,628 compared to $15,586,112 at December 31, 2001; assets were $14,312,793 compared to $17,639,804 at December 31, 2001; and shareholders’ equity was $11,534,839 compared to $15,998,835 at December 31, 2001.

  At December 31, 2002, 60% of cash, cash equivalents and short-term investments were denominated in U.S. dollars compared to 23% as at December 31, 2001. Any increase (decrease) in the relative value of the U.S. dollar to the Canadian dollar would increase (decrease) cash, cash equivalents and short-term investments and would impact the net earnings of the Company. For example, if the relative value of the U.S. dollar to the Canadian dollar had increased (decreased) by an additional 1% for the year ended December 31, 2002, then cash, cash equivalents and short-term investments would have increased (decreased) and net loss would have decreased (increased) by approximately $74,900. The Company does not hedge funds denominated in U.S. dollars.

  During the year ended December 31, 2002, the Company had a net outflow of cash and cash equivalents of $4,213,908 compared to a net outflow of $6,006,145 for 2001 and a net inflow of $18,666,239 for 2000. In 2002, cash and cash equivalents were used in operating activities (outflow of $4,136,036), used in financing activities for acquisition of treasury stock less issuances of common shares (outflow of $132,759), and used in investing activities for capital assets (outflow of $265,902). In 2001, cash and cash equivalents were used in operating activities (outflow of $3,788,926), resulted from financing activities for the issuances of common shares (inflow of $74,000), and used in investing activities for capital assets (outflow of $275,676). In 2000, cash and cash equivalents were used in operating activities (outflow of $1,075,340), resulted from financing activities for the issuances of common shares and special warrants (inflow of $19,981,904), and used in investing activities for capital assets (outflow of $240,325).

  During the years ended December 31, 2002, 2001 and 2000, the distribution of securities has been a source of net cash for the Company for financing activities of $13,750, $74,000 and $19,981,904, respectively.

  In 2002, the Company issued common shares pursuant to stock option exercises that resulted in financing activities of $13,750.

  In 2001, the Company issued common shares pursuant to share purchase warrant exercises and stock option exercises that resulted in financing activities of $74,000.

  In 2000, the Company completed a distribution of common shares and compensation warrants pursuant to a special warrant financing for net proceeds of $13,833,380, a distribution of common shares and common share purchase warrants pursuant to its Employee Share Purchase Plan (ESOP) for proceeds of $21,250, a distribution of common shares pursuant to the conversion of debentures with a total face value of $775,000 and a distribution of common shares having a fair value of $450,000 pursuant to the acquisition of technology. These distributions, together with changes in share subscriptions balances under the ESOP, share purchase warrant exercises and stock option exercises, resulted in financing activities of $19,981,904 in 2000.

  Also during the year ended December 31, 2002, the purchase of 189,500 of the Company’s shares under a Normal Course Issuer Bid at an average cost of $0.77 per share and a total cost of $146,509 was an outflow of cash by the Company for financing activities for acquisition of treasury stock. These shares were cancelled on July 15, 2002.

  Effective February 21, 2003, the Company adopted, subject to regulatory and shareholder approvals, a shareholder rights plan. The shareholder rights plan is intended to provide the board of directors of the Company and its shareholders with a reasonable period of time to fully consider any unsolicited take-over bid. It will also provide the board with more time to consider and pursue, if appropriate, other alternatives for the purpose of maximizing shareholder value. While the shareholder rights plan takes effect immediately, it is subject to regulatory approval and ratification by the shareholders of the Company at the annual general meeting to be held on June 19, 2003. If approved by the shareholders, the shareholder rights plan will be in effect for five years with two five-year renewal options subject to shareholder approval.

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  M A N A G E M E N T ’ S     D I S C U S S I O N     A N D     A N A L Y S I S

  The Company believes that its existing cash resources are sufficient to fund expected capital requirements and operating losses for the next 12 months. The Company intends to use its existing cash resources to fund research and development of existing and new technologies; to fund new business development programs, including sales and marketing of existing and new products; and for general corporate purposes, including possible future acquisitions and investments. While management anticipates continued growth in revenue from its products and services, there is no assurance that the Company will earn sufficient revenue to maintain future operations and fund the growth of the Company. Consequently, the Company may raise additional funds through financings in the future in order to take advantage of any growth opportunities, which may require a more rapid expansion, or acquisitions of complementary businesses or technologies, the formation of new alliances, the development of new products, and other responses to competitive pressures. There can be no assurance that additional financing will be available, if at all, on terms favourable to the Company. If such funds are unavailable or are not available on acceptable terms, the Company may be unable to maintain its future operations, take advantage of opportunities, develop new products, or otherwise respond to competitive pressures.

  At December 31, 2002, the aggregate minimum future payments under operating leases and payments under contract software development services for the years ending December 31, 2003 to 2007 were $291,127, $270,579, $165,025, $155,403, and $38,851, respectively.

  Summary

  The management and strategic focus of the Company is to be the market-leading provider of equipment health monitoring, advanced fault detection and sophisticated data analysis technology by offering our customers “best-of-breed” solutions. ModelWare is a complex software system that has to operate 24 hours a day, 365 days a year, be deployable on a fab-wide scale, provide solutions to the tough manufacturing problems of customers, and do so with an attractive return on investment and low cost of ownership. The Company firmly believes that for it to be a market-leader in the semiconductor industry and compete with other larger companies, it must continue to invest in research and development and market development activities to position the Company for future growth.

  The total commitment of the Company to developing and commercializing world-class products is needed to enable the Company to further strengthen its relationships with existing and to win new customers in the semiconductor industry, as well as in other markets where the Company believes significant opportunities exist. This will enable the Company to successfully transition from a research and development-driven company to a market-driven company by using its financial strength for its research and development and market development activities.

Robert Heath Chairman and Chief Executive Officer	Mark A. Stephens Chief Financial Officer and Corporate Secretary

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  M A N A G E M E N T ’ S   R E P O R T

  To the Shareholders of Triant Technologies Inc.

  The accompanying consolidated financial statements of the Company were prepared by management in accordance with Canadian generally accepted accounting principles.

  Management is responsible for the integrity of these financial statements. Financial statements generally include estimates which are necessary when transactions affecting the current accounting year cannot be finalized with certainty until future years. Based on careful judgements by management, such estimates have been properly reflected in the accompanying financial statements.

  Systems of internal control are designed and maintained by management to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for financial reporting purposes.

  The external auditors conduct an independent audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards and generally accepted auditing standards in the United States of America in order to express their opinion on these consolidated financial statements. These standards require that the external auditors plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

  The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee of the Board. This Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements before they are presented to the Board of Directors for approval.

Robert Heath Chairman and Chief Executive Officer Nanaimo, Canada February 7, 2003	Mark A. Stephens Chief Financial Officer and Corporate Secretary Nanaimo, Canada February 7, 2003

  A U D I T O R S ’   R E P O R T

  To the Shareholders of Triant Technologies Inc.

  We have audited the consolidated balance sheets of Triant Technologies Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, the principles have been consistently applied except for the adoption of guidance related to the stock-based compensation and other stock-based awards as described in Note 2 (n).

  Chartered Accountants
  Vancouver, Canada
  February 7, 2003

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  C O N S O L I D A T E D     B A L A N C E     S H E E T S

  December 31 (Expressed in Canadian Dollars)

	2002	2001

Assets

Current
Cash and cash equivalents	$10,523,062	$14,736,970
Short-term investments (Note 3)	1,918,977	2,160,225
Accounts receivable, net
Trade (net of allowance for doubtful accounts:
2002 and 2001-$Nil)	1,209,722	256,569
Other	6,511	51,970
Prepaid expenses and deposits	137,310	21,347

Total current assets	13,795,582	17,227,081
Capital assets (Note 3)	517,211	412,723

Total assets	$14,312,793	$17,639,804

Liabilities

Current
Accounts payable	$187,449	$346,335
Accrued liabilities (Note 3)	1,717,069	1,247,060
Deferred revenue	873,436	47,574

Total current liabilities	2,777,954	1,640,969

Commitments (Note 9)

Shareholders' equity

Capital stock (Note 5)
Preferred shares
Authorized: 100,000,000 without par value
Issued and outstanding: 2002 and 2001 - Nil
Common shares
Authorized: 100,000,000 without par value
Issued and outstanding: 2002-41,402,675; 2001-41,567,175	36,208,578	36,341,337
Deficit	(24,673,739)	(20,342,502)

Total shareholders' equity	11,534,839	15,998,835

Total liabilities and shareholders' equity	$14,312,793	$17,639,804

  Approved by the Board of Directors:

Robert Heath Robert Heath, Director	David L. Baird David L. Baird, Director

  See accompanying Notes to the Consolidated Financial Statements

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  C O N S O L I D A T E D     S T A T E M E N T S     O F     O P E R A T I O N S

  Years ended December 31 (Expressed in Canadian Dollars)

	2002	2001	2000

Revenue
Licenses and products	$6,107,578	$4,050,614	$2,011,464
Services and maintenance	439,499	189,741	15,798

	6,547,077	4,240,355	2,027,262
Cost of revenue	1,975,695	1,519,254	726,496

Gross margin	4,571,382	2,721,101	1,300,766

Operating expenses
Research and development	5,785,109	4,876,154	1,646,542
Selling, general and administrative	3,448,619	3,295,862	2,247,951

	9,233,728	8,172,016	3,894,493

Loss from operations	(4,662,346)	(5,450,915)	(2,593,727)
Interest and other (Note 2 (j))	331,109	987,677	632,207
Interest on convertible debentures (Notes 4 and 10)	-	-	(34,418)

Net loss for the year	$(4,331,237)	$(4,463,238)	$(1,995,938)

Loss per common share	$(0.10)	$(0.11)	$(0.06)

Weighted average number of
common shares outstanding	41,492,242	41,524,504	31,589,469

  See accompanying Notes to the Consolidated Financial Statements

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  C O N S O L I D A T E D     S T A T E M E N T S     O F     S H A R E H O L D E R S '     E Q U I T Y

  Years ended December 31 (Expressed in Canadian Dollars)

						Equity
	Common Shares		Treasury Stock			Component of
						Convertible	Share
	Shares	Amount	Shares	Amount		Debentures	Subscriptions	Deficit	Total

Balance at January 1, 2000	22,030,325	$14,865,773	-	$-		$400,000	$21,250	$(13,883,326)	$1,403,697
Issued for cash
Special warrants, net of issue costs	9,375,000	13,833,380							13,833,380
Share purchase warrants	8,028,350	5,351,995							5,351,995
Employee share ownership plan	85,000	21,250					(21,250)		-
Share Incentive Plan, options	1,313,500	794,650							794,650
Issued on conversion of
convertible debentures (Note 4)	310,000	950,289				(400,000)			550,289
Issued on acquisition of technology	300,000	450,000							450,000
Net loss for the year	-	-						(1,995,938)	(1,995,938)

Balance at December 31, 2000	41,442,175	36,267,337	-		-	-	-	(15,879,264)	20,388,073
Issued for cash
Share purchase warrants	15,000	13,500							13,500
Share Incentive Plan, options	110,000	60,500							60,500
Net loss for the year	-	-						(4,463,238)	(4,463,238)

Balance at December 31, 2001	41,567,175	36,341,337	-		-	-	-	(20,342,502)	15,998,835
Issued for cash
Share Incentive Plan, options	25,000	13,750							13,750
Purchase of common shares	-	-	(189,500)	(146,509)					(146,509)
Cancellation of common shares	(189,500)	(146,509)	189,500	146,509					-
Net loss for the year	-	-						(4,331,237)	(4,331,237)

Balance at December 31, 2002	41,402,675	$36,208,578	-	$-		$-	$-	$(24,673,739)	$11,534,839

  See accompanying Notes to the Consolidated Financial Statements

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  C O N S O L I D A T E D     S T A T E M E N T S     O F     C A S H     F L O W S

  Years ended December 31 (Expressed in Canadian Dollars)

	2002	2001	2000

Operating activities
Net loss for the year	$(4,331,237)	$(4,463,238)	$(1,995,938)
Items not affecting cash
Accrued interest on short-term investments	(23,457)	(144,682)	-
Gain on sale of short-term investments	(56,084)	-	-
Amortization	161,414	549,937	113,935
Accretion of liability component
of convertible debentures	-	-	17,560
Changes in operating assets and liabilities (Note 6)	113,328	269,057	789,103

Net cash used in operating activities	(4,136,036)	(3,788,926)	(1,075,340)

Financing activities
Common shares issued for cash, net of issue costs	13,750	74,000	6,148,524
Acquisition of treasury stock	(146,509)	-	-
Special warrants issued for cash, net of issue costs	-	-	13,833,380

Net cash (used in) provided by financing activities	(132,759)	74,000	19,981,904

Investing activities
Net acquisition of short-term investments	(1,897,420)	(2,015,543)	-
Proceeds from disposition of short-term investments	2,218,209	-	-
Acquisition of capital assets	(265,902)	(275,676)	(240,325)

Net cash (used in) provided by investing activities	54,887	(2,291,219)	(240,325)

Net cash (outflow) inflow	(4,213,908)	(6,006,145)	18,666,239
Cash and cash equivalents, beginning of year	14,736,970	20,743,115	2,076,876

Cash and cash equivalents, end of year	$10,523,062	$14,736,970	$20,743,115

Cash and cash equivalents are comprised of:
Cash	$7,927,754	$4,021,917	$479,136
Cash equivalents	2,595,308	10,715,053	20,263,979

	$10,523,062	$14,736,970	$20,743,115

Supplemental cash flow disclosure:
Interest paid on convertible debentures	$-	$-	$46,796
Supplemental non-cash flow disclosure:
Common shares issued on conversion of debentures	$-	$-	$950,289
Common shares issued on conversion of special warrants	$-	$-	$13,833,380
Common shares issued for share subscriptions	$-	$-	$21,250
Common shares issued on acquisition of technology	$-	$-	$450,000

  See accompanying Notes to the Consolidated Financial Statements

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  N O T E S     T O     T H E     C O N S O L I D A T E D     F I N A N C I A L     S T A T E M E N T S

  December 31, 2002, 2001 and 2000 (Expressed in Canadian Dollars)

  1     NATURE OF OPERATIONS

  The Company develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. The Company provides innovative software solutions that help its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. The core technology of the Company is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, the Company has developed ModelWare®, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. The Company also provides legacy products and services for other industries.

  2     SIGNIFICANT ACCOUNTING POLICIES

  These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and reflect the significant accounting policies outlined below. These policies conform, in all material respects, with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except as discussed in Note 11.

(a)

  Consolidation

  These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated upon consolidation.

(b)

  Foreign exchange

  The Company’s functional currency is the Canadian dollar. The accounts of the Company and its subsidiaries are expressed in Canadian dollars. Monetary assets and liabilities denominated in other than the Canadian dollar are translated into Canadian dollars at the exchange rates in effect at the balance sheet dates. Other balance sheet items and revenues and expenses are translated at the rates prevailing on the respective transaction dates. Translation gains and losses relating to monetary items are included in operations.

(c)

  Use of estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and for the periods presented. Estimates are used for, but not limited to, accounting for doubtful accounts, determination of the net recoverable value of assets, amortization, income taxes, and contingencies. Actual results may differ from those estimates.

(d)	Cash and cash equivalents The Company invests certain of its excess cash in cash equivalents which are highly liquid money market instruments with an original maturity of 90 days or less.

(e)

  Short-term investments

  The Company invests certain of its excess cash in short-term investments. Short-term investments consist of investment grade securities which are capable of prompt liquidation and are carried at the lower of cost plus accrued interest and quoted market value.

(f)

  Research and development costs

  Research costs are expensed when incurred. Development costs are capitalized to the extent that recovery of these costs is assured, and are amortized over the life of the related product. No development costs have been capitalized as at December 31, 2002 and 2001.

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  N O T E S     T O     T H E     C O N S O L I D A T E D     F I N A N C I A L     S T A T E M E N T S

  December 31, 2002, 2001 and 2000 (Expressed in Canadian Dollars)

  2     SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)

  Capital assets and amortization

  Capital assets are recorded at cost and amortized over the estimated useful lives of the assets on the following basis:

  Acquired technology                            straight-line over a period of two to three years
  Computer hardware and software        30% per annum declining balance basis
  Furniture and equipment                       20% per annum declining balance basis
  Leasehold improvements                      straight-line over the lesser of the lease term
                                                                  and useful life of the improvements

  The Company periodically evaluates the recoverability of its capital assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimates of future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. During the year ended December 31, 2001, the Company revised its estimate of the useful life of the acquired technology and amortized the remaining net book value. During the year ended December 31, 2002, no impairment of capital assets was identified by the Company.

(h)

  Fair value of financial instruments

  The Company has financial instruments which include cash and cash equivalents, short-term investments, accounts receivable, deposits, and accounts payable and accrued liabilities. The carrying value of cash and cash equivalents, short-term investments, accounts receivable, deposits, and accounts payable and accrued liabilities approximates fair value at December 31, 2002 and 2001.

(i)

  Concentration of credit risk and economic dependence

  The Company currently derives revenue primarily from customers in the semiconductor industry. These customers are geographically dispersed and the Company closely monitors credit granted to each customer. Therefore, credit risks are considered to be minimal. Revenue for the year ended December 31, 2002 includes $5,428,603 (82.9%) from sales to three customers (December 31, 2001 - $3,521,358 (83.1%) from sales to four customers; and December 31, 2000 - $1,667,402 (82.2%) from sales to four customers). The Company invests its excess cash principally in money market funds and investment grade securities. The Company has established guidelines relative to diversification and maturities that maintain safety and liquidity. The Company has not experienced any significant losses on its cash or short-term investments.

(j)

  Price risk

  The Company undertakes transactions denominated in foreign currencies (mainly in United States dollars and British pounds) and as such is exposed to price risk due to fluctuations in foreign exchange rates. During the years ended December 31, 2002– 99.8% ($6,536,566); December 31, 2001 – 85.8% ($3,636,464); and December 31, 2000 – 69.7% ($1,412,244) of the Company’s revenue was denominated in United States dollars. During the years ended December 31, 2002 – 0.2% ($10,511); December 31, 2001 – 14.2% ($603,121); and December 31, 2000 – 30.2% ($611,986) of the Company’s revenue was denominated in British pounds. At December 31, 2002 – 98.6% ($1,199,211) and December 31, 2001 – 74.5% ($229,805) of total accounts receivable were denominated in United States dollars. At December 31, 2002 – 0.9% ($10,511) and December 31, 2001 – 8.7% ($26,765) of total accounts receivable were denominated in British pounds. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. Interest and other for the year ended December 31, 2002 includes $15,142 of foreign exchange gains (December 31, 2001 – $202,762 of foreign exchange losses; and December 31, 2000 – $2,423 of foreign exchange losses).

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  N O T E S     T O     T H E     C O N S O L I D A T E D     F I N A N C I A L     S T A T E M E N T S

  December 31, 2002, 2001 and 2000 (Expressed in Canadian Dollars)

  2     SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)	Revenue recognition The Company’s revenue is derived from the following sources:

(i)

  Licenses, products, and services

  Revenues from software license agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable, and vendor-specific objective evidence exists to allocate the total fee to elements of the arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by authorized management, if it is probable that the price, once established, will not change before market introduction. Elements included in multiple element arrangements could consist of software products, upgrades, enhancements, or customer support services. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period. The Company’s agreements with its customers, resellers and distributors do not contain product return rights.

  Service revenues are primarily related to training performed on a time-and-materials basis under separate service arrangements related to the use of the Company’s software products. Revenues from services are recognized as services are performed.

  Certain consulting contracts (product revenue) include the delivery and integration of third party hardware. For these contracts, revenue is recognized on a percentage of completion basis, representing costs and effort incurred relative to total estimated cost and effort. The provision for estimated losses on contracts is recorded when identifiable.

  If a transaction includes both license and service elements, license fee revenues are recognized separately on delivery of the software, provided that the above criteria are met, payment of the license fee is not dependent on the performance of services, the services are not essential to the functionality of the product, services do not include significant customization or modification of the base product, and the payment terms for licenses are not subject to acceptance criteria. In cases where license fee payments are contingent on acceptance of services, the Company defers recognition of revenues from both the license and the service elements until the acceptance criteria are met. Deferred revenue on sales to distributors is recorded net of direct commissions paid.

(ii) Maintenance Revenue related to maintenance agreements for supporting and maintaining the Company’s products is recognized ratably over the term of the agreement, generally one year.

(l)	Cost of revenue Cost of revenue consists primarily of commissions, salaries and benefits, travel, allocated overhead costs, freight and brokerage and other costs directly associated with revenue.

(m)	Warranty A provision for potential warranty claims is provided for at the time that the sale is recognized, based on warranty terms, and prior experience.

(n)

  Stock-based compensation

  The Company has adopted the recommendations of the CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based awards made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.

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  N O T E S     T O     T H E     C O N S O L I D A T E D     F I N A N C I A L     S T A T E M E N T S

  December 31, 2002, 2001 and 2000 (Expressed in Canadian Dollars)

  2     SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n)

  Stock-based compensation (Continued)

  The Company provides stock-based compensation to eligible persons under its 1997 Share Incentive Plan, as amended, which is described in Note 5 (e). When bonus shares are issued under this plan, compensation expense is recognized at the fair market value of the bonus shares issued and an equivalent amount is credited to share capital. The Company has adopted the disclosure only approach for stock-based awards to employees and directors rather than the fair value method.

(o)

  Income taxes

  Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

(p)

  Loss per common share

  Basic loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted loss per share is computed using the weighted average number of common and common equivalent shares outstanding during the period using the “treasury stock” method. Common equivalent shares consist of the incremental common shares issuable upon the exercise of stock options and warrants unless their effect is antidilutive. The Company had a net loss for all years presented herein; therefore, none of the options and warrants outstanding during each of the periods presented were included in the computation of diluted loss per share as they were antidilutive.

(q)	Comparative figures Comparative figures have been reclassified, where applicable, to conform to the current year’s presentation.

  3     BALANCE SHEET DETAILS

(a)	Short-term investments

	2002		2001

	Book	Market	Book	Market
	Value	Value	Value	Value

Commercial paper	$1,918,977	$1,918,977	$2,063,100	$2,063,100
Other	-	-	97,125	102,375

	$1,918,977	$1,918,977	$2,160,225	$2,165,475

(b)	Capital assets

		2002		2001

		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Computer hardware and software	$774,267	$344,713	$429,554	$375,522
Furniture and equipment	105,450	33,535	71,915	31,049
Leasehold improvements	123,828	108,086	15,742	6,152

	$1,003,545	$486,334	$517,211	$412,723

(c)	Accrued liabilities

	2002	2001

Compensation payable	$1,060,000	$626,504
Warranty provision	325,000	200,000
Taxes payable	707	150,000
Other	331,362	270,556

	$1,717,069	$1,247,060

  2 0 0 2   A N N U A L   R E P O R T

  N O T E S     T O     T H E     C O N S O L I D A T E D     F I N A N C I A L     S T A T E M E N T S

  December 31, 2002, 2001 and 2000 (Expressed in Canadian Dollars)

  4     LIABILITY AND EQUITY COMPONENTS OF CONVERTIBLE DEBENTURES

  On August 12, 1997, the Company issued $775,000 principal amount of unsecured 10% convertible debentures due August 12, 2002, with interest payable semi-annually. Each $1,000 of debentures was convertible at the option of the holder into 400 common shares ($2.50 per share) until maturity on August 12, 2002. The Company had the right to require conversion of the debentures into common shares if the common shares of the Company had traded on the Canadian Venture Exchange during any period of 20 consecutive trading days at an average closing price of not less than $2.50. The Company also had the right to call for redemption of the debentures at any time upon giving 30 days written notice. Debenture holders could exercise their conversion right during such notice period. On issue, the liability component of the convertible debentures was recorded at $375,000 and the equity component was recorded at $400,000 being their respective fair values. Over the term of the convertible debentures, the liability component was accreted to the face value of the convertible debentures by the recording of additional interest expense.

  Effective March 21, 2000, these debentures were converted by the holders into 310,000 common shares with a carrying value of $950,289 comprised of debentures having a carrying value of $550,289 and the remaining portion of the equity component of $400,000.

  5     CAPITAL STOCK

(a)

  Private placements

  Private placements of securities of the Company, including the Company’s Employee Share Ownership Plan [see Note 5 (c)], are based on market price as approved by the Toronto Stock Exchange.

(b)

  Special warrants and special brokers’ warrants

  On June 28, 2000, the Company issued by way of private placement, 9,375,000 Special Warrants at a price of $1.60 per Special Warrant for gross proceeds of $15,000,000 (before Special Warrant issue costs of $1,166,620, including underwriters’ fees of $900,000). In addition, the Company issued 468,750 Special Brokers’ Warrants to the underwriters as partial consideration for their services. On October 3, 2000, the Company obtained receipts from securities regulators in the provinces of British Columbia, Alberta, Ontario and Quebec for its final prospectus dated September 29, 2000 qualifying the distribution of 9,375,000 common shares upon the exercise of 9,375,000 the previously issued Special Warrants. Consequently, the Special Warrants were automatically exchanged for common shares on October 11, 2000. Also on October 3, 2000, as a result of the Company obtaining the receipts for its final prospectus, the 468,750 Special Brokers’ Warrants were exchanged for 468,750 Compensation Warrants. Each Compensation Warrant entitled the holder to acquire one common share at a price of $1.60 per share on December 28, 2001. These Compensation Warrants lapsed on December 28, 2001.

(c)

  Employee share ownership plan

  The Company has an Employee Share Ownership Plan (the “ESOP”) Registration Number 0048 under the Province of British Columbia Employee Investment Act. The Province of British Columbia, through its escrow agent, normally holds in escrow for a three-year period shares distributed under the ESOP which are eligible and claimed for a 20% investment tax credit under the Province of British Columbia Employee Investment Act. During the year ended December 31, 2002, a total of 60,405 common shares, issued pursuant to the ESOP during the years ended December 31, 1999, 1998 and 1997, were released as scheduled from escrow.

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  N O T E S     T O     T H E     C O N S O L I D A T E D     F I N A N C I A L     S T A T E M E N T S

  December 31, 2002, 2001 and 2000 (Expressed in Canadian Dollars)

  5     CAPITAL STOCK (Continued)

(d)

  Share purchase warrants

  The following table summarizes the status of share purchase warrants at December 31, 2002, 2001 and 2000, and the changes during the years ended December 31, 2002, 2001 and 2000:

	2002		2001		2000

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
Share Purchase Warrants	Shares	Prices	Shares	Prices	Shares	Prices

Outstanding, beginning of year	-	$-	973,805	$1.43	8,917,155	$0.73
Issued	-	$-	-	$-	85,000	$0.40
Exercised	-	$-	(15,000)	$0.90	(8,028,350)	$0.67
Lapsed	-	$-	(958,805)	$1.44	-	$-

Outstanding, end of year	-	$-	-	$-	973,805	$1.43

(e)	Stock based compensation

(i)

  1997 Share incentive plan, as amended

  The Company provides for equity participation in the Company by its directors, officers, employees and consultants through the grant of options to purchase common shares of the Company and through the grant of bonuses payable in common shares of the Company, pursuant to its 1997 Share Incentive Plan, as amended. This plan, as approved by the shareholders, authorizes the directors to grant options and bonus shares within the limitations of this plan and subject to the rules of applicable regulatory authorities. The exercise price of options granted under this plan is at not less than fair market value as approved by the Toronto Stock Exchange, and the price of bonus shares is at market. The options may be exercisable for a period of up to five years and generally vest over three years.

  At December 31, 2002, the Company had available 1,745,250 shares for future grants of options and 460,000 shares for future awards of bonus shares.

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  N O T E S     T O     T H E     C O N S O L I D A T E D     F I N A N C I A L     S T A T E M E N T S

  December 31, 2002, 2001 and 2000 (Expressed in Canadian Dollars)

  5     CAPITAL STOCK (Continued)

(e)	Stock based compensation (continued)
	(i)	1997 Share incentive plan, as amended (continued) The following table summarizes the status of options at December 31, 2002, 2001 and 2000, and the changes during the years then ended:

	2002		2001		2000

		Weighted		Weighted		Weighted
	Number	Average	Number	Average	Number	Average
	of	Exercise	of	Exercise	of	Exercise
Options	Shares	Price	Shares	Price	Shares	Price

Outstanding, beginning of year	3,524,250	$0.98	1,690,500	$0.93	2,711,500	$0.66
Granted	1,500,000	$0.86	1,972,500	$1.00	745,000	$1.40
Exercised	(25,000)	$0.55	(110,000)	$0.55	(1,313,500)	$0.60
Lapsed	(519,500)	$1.04	(28,750)	$1.66	(452,500)	$1.03

Outstanding, end of year	4,479,750	$0.93	3,524,250	$0.98	1,690,500	$0.93

Exercisable, end of year	2,794,250	$0.94	1,901,750	$0.96	1,205,500	$0.94

The following table summarizes information about options outstanding and exercisable at December 31, 2002:

Exercise	Weighted-average	Number of	Weighted-	Number of	Weighted-
price	remaining years	options	average	options	average
range	of contractual life	outstanding	exercise price	exercisable	exercise price

$0.44 - 1.00	2.9 years	4,272,250	$0.89	2,586,750	$0.86
$1.36 - 2.15	2.3 years	207,500	$1.83	207,500	$1.83

	2.9 years	4,479,750	$0.93	2,794,250	$0.94

Subsequent to the year ended December 31, 2002, options lapsed for 25,000 shares at an exercise price of $1.00.
(ii)	When stock-based compensation awards are granted to employees, no compensation expense is recognized when their exercise price exceeds or equals the fair value of the Company’s common shares at the date of grant. Accordingly, no compensation expense has been recognized for each of the three years in the three year period ended December 31, 2002. Had compensation expense for the Company’s stock-based compensation plan been determined based on the fair value based method of accounting for all awards granted, the Company’s net income and earnings per share would have been reduced to the pro forma amounts indicated below:

Year ended
December 31,
2002
Net loss for the year
As reported	$(4,331,237)
Pro forma	$(4,918,205)

Loss per common share
As reported	$(0.10)
Pro forma	$(0.12)

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  N O T E S     T O     T H E     C O N S O L I D A T E D     F I N A N C I A L     S T A T E M E N T S

  December 31, 2002, 2001 and 2000 (Expressed in Canadian Dollars)

  5     CAPITAL STOCK  (Continued)

(e)	Stock based compensation (continued)
(ii)

  1997 Share incentive plan, as amended (continued)

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 91%, an annual risk free interest rate of 4.4%, and expected life of 2.9 years. The weighted average fair value of options granted under the 1997 Share Incentive Plan during the year ended December 31, 2002 amounted to $0.52 per share.

(f)

  Acquisition of technology

  Effective on October 6, 2000, the Company completed the acquisition of certain technology relating to applications of multivariate modeling in exchange for 300,000 common shares of the Company having a fair value of $450,000. Of these 300,000 shares, 75,000 shares were released from escrow on October 6, 2001, 75,000 shares were released from escrow on January 6, 2002, 75,000 shares were released from escrow on April 6, 2002, and 75,000 shares were released from escrow on July 6, 2002. The Company also agreed to pay additional compensation to the vendors of 5%, 3% and 2% of the revenue recognized from the related intellectual property in each of the first, second and third years, respectively, following the completion of this acquisition on October 6, 2000. As at December 31, 2002 no additional compensation had been paid or was payable.

  6     CHANGES IN OPERATING ASSETS AND LIABILITIES

  The effect on cash flows from changes in operating assets and liabilities for the years ended December 31, 2002, 2001 and 2000 are as follows:

	2002	2001	2000

Accounts receivable
Trade	$(953,153)	$178,152	$(322,381)
Other	45,459	(44,859)	(3,670)
Prepaid expenses and deposits	(115,963)	(16,732)	(953)
Accounts payable	(158,886)	128,400	182,898
Accrued liabilities	470,009	561,240	377,812
Deferred revenue	825,862	(537,144)	555,397

	$113,328	$269,057	$789,103

  7     SEGMENTED AND OTHER INFORMATION

  The Company operates in one segment for developing, marketing, and supporting equipment health monitoring, advanced fault detection and sophisticated data analysis technology.

  Information related to geographical areas is as follows:

	2002	2001	2000

Revenue
United States	$3,686,371	$1,164,103	$847,256
Asia	2,507,891	2,135,694	332,529
Europe	352,815	939,788	844,445
Canada	-	770	3,032

	$6,547,077	$4,240,355	$2,027,262

  The Company attributes revenue among geographical areas based on the location of its customers. Long-lived assets consist of capital assets, substantially all of which are located in Canada.

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  N O T E S     T O     T H E     C O N S O L I D A T E D     F I N A N C I A L     S T A T E M E N T S

  December 31, 2002, 2001 and 2000 (Expressed in Canadian Dollars)

  8     INCOME TAXES

  The reported income tax recovery differs from the amount computed by applying the Canadian basic statutory rates to the net loss. The reasons for this difference and the related tax effects are as follows:

	2002	2001	2000

Canadian basic statutory tax rate	39.62%	45.00%	45.00%

Expected income tax (recovery)	$(1,716,036)	$(2,008,457)	$(898,172)
Losses producing no current tax benefit	1,612,780	1,878,783	454,696
Losses expiring in period	-	-	290,194
Other	103,256	129,674	153,282

	$-	$-	$-

  Future income taxes result principally from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes. Significant components of the Company’s future tax assets and liabilities are as follows:

	2002	2001

Future income tax assets
Tax loss carry forwards	$6,477,457	$6,082,021
Research and development expenses	1,564,240	1,632,724
Book and tax base differences on assets	783,752	887,192
Valuation allowance for future income tax assets	(8,825,449)	(8,601,937)

Net future income tax assets	$-	$-

Future income tax liabilities
Book and tax base differences on assets	$-	$-

Net future income tax liabilities	$-	$-

  Due to the uncertainty surrounding the realization of the future income tax assets in future income tax returns, the Company has a 100% valuation allowance against its future income tax assets.

  In Canada and as at December 31, 2002, the Company has $17,218,000 of losses for tax purposes available at various dates until 2010, to be carried forward and applied against future income for tax purposes; $802,000 of investment tax credits available at various dates until December 31, 2010, to be carried forward and applied against future taxes payable; and $4,158,000 of unutilized scientific research and experimental development expenditures available to reduce future income for tax purposes. In the United States and as at December 31, 2002, the Company has US$340,461 of losses for tax purposes of which US$82,465 is available until 2023 and of which US$257,996 is available at various dates until 2017. The potential future tax benefits relating to these items has not been reflected in these consolidated financial statements.

  9     COMMITMENTS

  The aggregate minimum future payments under operating leases and payments under contract software development services for the years ended December 31 are as follows:

2003	291,127
2004	270,579
2005	165,025
2006	155,403
2007	38,851

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  N O T E S     T O     T H E     C O N S O L I D A T E D     F I N A N C I A L     S T A T E M E N T S

  December 31, 2002, 2001 and 2000 (Expressed in Canadian Dollars)

  10     RELATED PARTY TRANSACTIONS

  During the year ended December 31, 2000, the Company paid interest to directors of $4,529 on convertible debentures with a face value of $75,000.

  11     UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

  These consolidated financial statements have been prepared in accordance with Canadian GAAP which, in the case of these financial statements, conforms in all material respects with U.S. GAAP except as follows:

  Statements of operation

	2002	2001	2000

Net loss under Canadian GAAP	$(4,331,237)	$(4,463,238)	$(1,995,938)
Accretion of interest on
convertible debentures (a)	-	-	17,560
Consulting expense (b)	(6,475)	(21,062)	(17,991)

Net loss under U.S. GAAP	$(4,337,712)	$(4,484,300)	$(1,996,369)

Basic and diluted loss per share
under Canadian GAAP	$(0.10)	$(0.11)	$(0.06)

Basic and diluted loss per share
under U.S. GAAP	$(0.10)	$(0.11)	$(0.06)

Weighted average number of
common shares outstanding
under Canadian and U.S. GAAP	41,492,242	41,524,504	31,589,469

  Statements of cash flows

  Under Canadian GAAP, the net loss as reported for the year ended December 31, 2000 includes interest expense of $17,560, that was accreted on the convertible debentures.

(a)	Under Canadian GAAP, the convertible debentures issued during the year ended December 31, 1997 were segregated into their liability and equity components measured at their respective fair values at the date the convertible debentures were issued (see Note 4). Over the term of the convertible debentures until the conversion date of March 21, 2000, the liability component was accreted to the face value of the convertible debentures by the recording of additional interest expense. Under U.S. GAAP, in order to comply with the terms of EITF Topic No. D-60, the proceeds from the debt issuance were allocated between the debt and the purchase warrants based on the pro rata fair value of each instrument.

(b)	In accordance with the provisions of SFAS No. 123, Accounting for Stock-based Compensation, the Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations in accounting for its stock-based awards to employees, and accordingly does not generally recognize compensation expense. The Company has adopted the disclosure only provisions of SFAS No. 123. Compensation costs related to stock-based awards to non-employees are recognized under U.S. GAAP as an expense in the period incurred. During the years ended December 31, 2000 and 1998, the Company issued options to individuals other than employees and directors which under SFAS 123 resulted in consulting expense for the year ended December 31, 2002 of $6,475 (2001 - $21,062; 2000 - $17,991). Under U.S. GAAP, amendments to the terms of options, which extend the expiration date and/or reduce the exercise price, may also result in stock-based compensation expense.

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  N O T E S     T O     T H E     C O N S O L I D A T E D     F I N A N C I A L     S T A T E M E N T S

  December 31, 2002, 2001 and 2000 (Expressed in Canadian Dollars)

  11     UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES  (Continued)

(b)

  (continued)

  Under SFAS No. 123, options granted to employees are valued at the issuance dates using the Black-Scholes valuation model and the resultant compensation cost is recognized ratably over the vesting period. Had compensation cost for this item been determined based on the Black-Scholes value at the issuance dates as prescribed by SFAS No. 123, pro forma net loss and basic loss per share would have been as follows:

	2002	2001	2000

Net loss under U.S. GAAP
As reported	$(4,337,712)	$(4,484,300)	$(1,996,369)
Pro forma net loss under U.S. GAAP	$(4,924,680)	$(4,798,290)	$(2,390,473)

Basic loss per common share under
U.S. GAAP
As reported	$(0.10)	$(0.11)	$(0.06)
Pro forma basic loss per common
share under U.S. GAAP	$(0.12)	$(0.12)	$(0.08)

The weighted average Black-Scholes option-pricing model value of options granted under the 1997 Share Incentive Plan during the years ended December 31, 2002, 2001 and 2000 were $0.52, $0.40 and $0.80, per share respectively. The fair value for those options was estimated at the date of grant using the following weighted average assumptions:

	2002	2001	2000

Assumptions:
Volatility factor of expected market price
of the Company’s shares	91%	95%	95%
Dividend yield	0%	0%	0%
Weighted average remaining years
of contractual life of options	2.9 years	3.4 years	3.2 years
Risk free interest rate	4.4%	4.6%	6.2%

As of January 1, 2002, the Company adopted the standard in Section 3870, Stock-based Compensation and other Stock-Based Payments, of the Canadian Institute of Chartered Accountants Handbook as described in Note 5 (e)(ii).

(c)	Under U.S. GAAP, costs incurred in the development of products are expensed as incurred until the product is established as technologically feasible in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Under Canadian GAAP, these costs may be capitalized to the extent that they meet specified criteria for recoverability. For all years presented, there is no difference relating to the treatment of product development costs under Canadian and U.S. GAAP.

(d)

  Under Canadian GAAP, the Company includes in income, gains and losses resulting from the translation of the accounts of its foreign subsidiary. Under U.S. GAAP, where an entity’s functional currency is a foreign currency, the translation adjustment resulting from the process of translating the entity’s financial statements into the reporting currency is reported separately as a component of equity. For all years presented, there is no material difference relating to the translation of the foreign subsidiary’s financial statements under Canadian and U.S. GAAP.

  Under Canadian GAAP, the Company includes gains and losses from its foreign currency transactions in the determination of income. Under U.S. GAAP, a change in exchange rates between the functional currency and the currency in which the transaction is denominated results in a transaction gain or loss that is included in income, unless the transactions are designated as effective hedges against foreign currency investments or commitments. For all years presented, there is no difference relating to foreign currency transactions under Canadian and U.S. GAAP.

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  N O T E S     T O     T H E     C O N S O L I D A T E D     F I N A N C I A L     S T A T E M E N T S

  December 31, 2002, 2001 and 2000 (Expressed in Canadian Dollars)

  11     UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES  (Continued)

(e)	Under U.S. GAAP, SFAS No. 109, Accounting for Income Taxes, the Company would calculate its future income taxes using only enacted tax rates. This differs from Canadian GAAP which uses substantially enacted tax rates. Since any change in the carrying value of the Company’s future income tax assets would be offset by a 100% valuation allowance, there would be no effect on the Company’s financial position or results of operations.

(f)	Under U.S. GAAP, SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, the Company would have classified its short-term securities as held-to- maturity. Investments classified as held-to-maturity securities are stated at amortized cost with corresponding premiums or discounts amortized against interest income over the life of the investment. For all years presented, there is no effect on the Company’s financial position or results of operations.

(g)

  Recent accounting pronouncements

  In July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets, which is effective January 1, 2001. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS No. 142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The adoption of SFAS No. 142 did not have a significant effect on the company’s financial position or results of operations.

  In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. This statement also amends ARB No. 51, Consolidated Financial Statements, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. This Statement requires the one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. This Statement also broadens the presentation of discontinued operations to include more disposal transactions. Adoption of this standard did not have a significant effect on the Company’s financial position or results of operations.

  In December 2001, the FASB issued Topic No. D-103, Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred, which is effective for fiscal years beginning after December 15, 2001. Topic D-103 requires that certain out-of-pocket expenses rebilled to customers be recorded as revenue versus an offset to the related expense. Comparative financial statements for prior periods must be conformed to this presentation. Adoption of this standard did not have a significant effect on the Company’s financial position or results of operations.

  In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Among other things, SFAS No. 145 rescinds both SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and the amendment to SFAS No. 4, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. Through this rescission, SFAS No. 145 eliminates the requirement (in both SFAS No. 4 and SFAS No. 64) that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. Generally, SFAS No. 145 is effective for transactions occurring after May 15, 2002. The adoption of this Standard did not have a material impact on the Company’s results of operations or its financial position.

  In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires that the liability for a cost associated with an exit or disposal activity be recognized at its fair value when the liability is incurred. Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan, which was generally before the actual liability has been incurred. As SFAS No. 146 is effective only for exit or disposal activities initiated after December 31, 2002, the Company does not expect the adoption of this statement to have a material impact on the Company's financial statements.

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  N O T E S     T O     T H E     C O N S O L I D A T E D     F I N A N C I A L     S T A T E M E N T S

  December 31, 2002, 2001 and 2000 (Expressed in Canadian Dollars)

  11     UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES  (Continued)

(g)

  Recent accounting pronouncements (Continued)

  In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). FIN 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee and elaborates on existing disclosure requirements related to guarantees and warranties. The initial recognition requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002 and adoption of the disclosure requirements are effective for the Company for the first quarter ending March 31, 2003. The Company does not expect that the adoption of FIN 45 will have a significant impact on its consolidated financial position or results of operations.

  In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation. It also amends the disclosure provisions of that statement. The disclosure provisions of this statement are effective for financial statements issued for fiscal periods beginning after December 15, 2002 and will become effective for the Company commencing with the first quarter of its 2003 fiscal year.

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  C O R P O R A T E     D I R E C T O R Y

  B O A R D     O F     D I R E C T O R S

Robert Heath Chairman and Chief Executive Officer Paul O'Sullivan President and Chief Operating Officer David Baird (1) (2) Brian Harrison (1) (2) Frank Judge (2) (3) Brian Piccioni (1) (2)
(1)	Member of Audit Committee
(2)	Member of Corporate Governance Committee
(3)	Lead Director

  O F F I C E R S

  Robert Heath
  Chairman and Chief Executive Officer

  Paul O'Sullivan
  President and Chief Operating Officer

  Mark Stephens
  Chief Financial Officer and Corporate Secretary

  Francis St-Pierre
  Vice President, Worldwide Sales & Marketing

  A U D I T O R S

  Deloitte & Touche LLP
  Vancouver, Canada

  B A N K E R S

  Bank of Montreal
  Vancouver, Canada

  S O L I C I T O R S

  Koffman Kalef
  Vancouver, Canada

  R E G I S T R A R     A N D     T R A N S F E R A G E N T

  Computershare Investor Services Inc.
  Vancouver, Canada

  R E G I S T E R E D     A N D     R E C O R D S     O F F I C E

  19th Floor, 885 West Georgia Street
  Vancouver, British Columbia, Canada V6C 3H4

  S H A R E     L I S T I N G S

  Toronto Stock Exchange (TSX), Symbol: TNT

  OTC Bulletin Board (OTCBB), Symbol: TNTTF

  O T H E R     I N F O R M A T I O N

  All dollar amounts in this Annual Report are in Canadian dollars and in accordance with Canadian generally accepted accounting principles unless stated otherwise.

  This Annual Report contains forward-looking statements that are subject to various risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of numerous factors that may be beyond the Company's control. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made.

  T R A D E M A R K S

  Triant and ModelWare are registered trademarks of Triant Technologies Inc.

  A N N U A L     G E N E R A L     M E E T I N G     O F     S H A R E H O L D E R S

  Date:
  June 19, 2003 at 11:00am EDT

  Location:
  TSX Conference Centre
  Main Floor, The Exchange Tower 130 King Street West Toronto, ON
  M5X 1J2

  2 0 0 2   A N N U A L   R E P O R T

  20 Townsite Road, 2nd Floor
  Nanaimo, BC, Canada V9S 5T7

  Toll Free: 800.663.8611
  Tel: 250.754.4223
  Fax: 250.754.2388

  mail@triant.com
  www.triant.com